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FROM: Pitts, Patrice
SENT: Thursday, September 08, 2011 7:17 PM
TO: 'Oh, Min S.'
SUBJECT: MetLife Investors Series VA (File Nos. 333-176374 and 811-03365)

To follow up on our conference call on September 7, I am forwarding a revised response to Comment 3.b. in your letter dated August 26, 2011 with comments on the above-captioned registration statement. This e-mail and the attachment will be filed as EDGAR Correspondence as well.

PATRICE M. PITTS | Counsel

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

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SEC Acknowledgement 9-8-11.pdf